# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Elmet Group Co., CIK 0002101698
CUSIP: 289395105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2 Portland Fish Pier, Suite 214, Portland, Maine (ME), 04101
Date of event which requires filing of this statement: 04/22/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001888951

## Reporting persons
- Peter V. Anania: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 10,803,122; shared voting power 0; sole dispositive power 10,803,122; shared dispositive power 0; aggregate amount beneficially owned 10,803,122 (36.03% of the class)
  Comment: Of the 10,803,122 shares of common stock reported as beneficially owned with sole voting and dispositive power, 2,964,469 shares are beneficially owned directly by Mr. Anania, 813,978 shares are held by The Anania Trust I, 1,627,956 shares are held by The Anania Trust II, and 5,396,719 shares are held by Anania & Associates Investment Company, LLC. Mr. Anania is the trust protector of The Anania Trust I and The Anania Trust II, with sole voting and dispositive power over the shares of common stock held by each trust, and is the president of Anania & Associates Investment Company, LLC, in addition to controlling the majority of the equity voting power of Anania & Associates Investment Company, LLC.

## Item 1. Issuer
Name of issuer: Elmet Group Co.
Address of issuer's principal executive offices: 2 Portland Fish Pier, Suite 214, Portland, Maine 04101

## Item 2. Person Filing
Name of person filing: Peter V. Anania
Address of principal business office or, if none, residence: 2 Portland Fish Pier, Suite 214, Portland, Maine 04101
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 10,803,122
Percent of class: 36.03
Sole power to vote or to direct the vote: 10,803,122.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 10,803,122.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Peter V. Anania: /s/ Peter V. Anania, Peter V. Anania (04/29/2026)